OPTICAL COATING LABORATORY, INC. AND SUBSIDIARIES

                 EXHIBIT 11.  COMPUTATION OF EARNINGS PER SHARE


Years Ended October 31, 1997, 1996 and 1995
(Amounts in thousands, except per share data)         1997      1996    1995


PRIMARY SHARES:

Average common shares outstanding.................  10,191    9,629    9,144
Common equivalent shares outstanding..............     482      672       367

 ..................................................  10,673   10,301     9,511



Net income........................................  $7,125   $5,196   $ 7,391
Less dividend on preferred stock..................     693      960       462


Net income applicable to common stock.............  $6,432   $4,236   $ 6,929



Net income per common and common
  equivalent share, primary.......................  $  .60   $  .41   $   .73



FULLY DILUTED SHARES:

Average common shares outstanding.................  10,191   9,629     9,144
Common equivalent shares outstanding..............     525      685      456
Potential dilution of preferred stock.............       *        *       553
 ..................................................  10,716   10,314    10,153



Net income applicable to common stock.............  $6,432   $4,236   $ 6,929
Add back dividend on preferred stock..............       *        *       462


Net income for calculating fully diluted
  earnings per share..............................  $6,432   $4,236   $ 7,391



Net income per common and common
  equivalent share, fully diluted.................  $  .60   $  .41   $  .73





*Excluded because the result would be anti-dilutive.

NOTE: Fully diluted earnings per share do not result in dilution of three percent or more or are anti-dilutive and, therefore, are not separately presented in the consolidated statements of income.